Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

James W. McKenzie, Jr.

215-963-5134

jmckenzie@morganlewis.com

October 8, 2003

VIA FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Mr. Albert Yarashus
Re:	Verticalnet, Inc.—Withdrawal of Registration Statement on Form S-3 (File No. 333-76334)

Dear Mr. Yarashus:

As counsel to Verticalnet, Inc. (the “Company”), and in accordance with the provisions of Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Act”), we hereby request on behalf of the Company withdrawal of the above referenced Registration Statement on Form S-3 (the “Registration Statement”).

We are requesting the withdrawal of the Registration Statement because all of the securities included therein have either been sold in transactions exempt from the registration requirements of Section 5 of the Act or are eligible to be sold under Rule 144(k) of the Act.

None of the securities covered by the Registration Statement has been sold in the offering contemplated therein. The selling shareholders named in the Registration Statement who continue to own securities included therein will be informed that the Registration Statement has been withdrawn.

We look forward to receiving your favorable response to our request as soon as possible. Please feel free to call me (215.963.5134) with any questions or comments.

Kindly acknowledge receipt of this letter by date-stamping the enclosed acknowledgement copy of this letter and returning it to me in the self-addressed stamped envelope provided.

Very truly yours,

/s/ James W. McKenzie, Jr.

Enclosure

cc:	Mr. Gene S. Godick
Christopher G. Kuhn, Esquire